CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL RECEIVED PROCESSING OCT 21 2005 WASH. D.C. 213 SECTION

Subject CSM nv, (SEC File No. 82-34886)

Date September 28, 2005

05012028

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copies of the following document:

- Press release 28 September, 2005: CSM builds lactic acid plant in Thailand.

The foregoing document represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Weil

Mariëtte Mantel
CSM nv

Enclosure(s)

PROCESSED
OCT 25 2005
THOMSON
FINANCIAL

10/25

File no. 82-34886

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.moerer@csm.nl

Press Release

CSM BUILDS LACTIC ACID PLANT IN THAILAND

Diemen, the Netherlands, 28 September 2005 – PURAC, the biochemical division of CSM, will start the construction of a lactic acid plant in Thailand. CSM, worldwide active in bakery supplies and food ingredients, will invest EUR 98 million in the new site, which includes the lactic acid plant and other facilities such as a sodium/potassium lactates plant, offices, warehouses, and utilities.

CSM expects the lactic acid and lactic acid derivatives market to continue to grow by more than 10% annually. The main driver for this growth is the strongly increasing attention for food safety, health, and the environment. Improved functions of food, including longer shelf life, mineral enrichment, pH regulation and enhanced taste profiles, are the most important applications of lactic acid and lactic acid derivatives. Additional growth will come from lactic acid for non-food applications such as biodegradable plastics.

The new lactic acid plant will have a capacity of 100,000 tons undiluted. The sodium/potassium lactate facility will have a capacity of 15,000 tons. With this investment PURAC is responding to the worldwide future demand for lactic acid and lactic acid derivatives and, at the same time, reinforcing its position in the Asian market.

The plant will be located on the Asia Industrial Estate at Map Ta Phut, Rayong Province on the eastern seaboard of Thailand. Construction will start in Q4, 2005 as soon as definitive approval has been received from the Thai government. This is expected within the coming weeks. The plant will start up end 2007.

The location in Thailand was chosen because of the abundance of cost-effective carbohydrate raw materials for fermentation (sugars and starches), the proximity of other chemicals and good energy supply, the efficient logistical infrastructure, and the availability of a skilled labor force and government incentive programs. The plant will be very close to Thailand's main container port Laem Cha Bang for exports in the Asian region and worldwide.

The plant will use PURAC's latest technology and will be very competitive. The site offers significant potential for further expansion.

For more information, please contact:
Press: Marjolein Moerer, Communications Manager, tel. +31 (0) 20 5906320 / cell phone +31 (0) 6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0) 20 5906317 / cell phone +44 (0) 7767 227506

Background information
CSM is a global producer and distributor of bakery supplies and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.8 billion and a workforce of approximately 8,900. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

CSM Biochemicals, which operates in the market under the name of **PURAC**, has an annual turnover of around EUR 280 million. PURAC is the global market leader in lactic acid, lactic acid derivatives, and gluconates. Lactic acid is produced at four plants in the Netherlands, Spain, Brazil, and the United States. Lactic acid, lactic acid derivatives and gluconates have many different uses. More info: www.purac.com